

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Joseph Lawanson
Chief Executive Officer
NxGen Brands, Inc.
8466 Violet Court
Arvada, CO 80007

> **Re: NxGen Brands, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 10, 2023**
> **File No. 024-12325**

Dear Joseph Lawanson:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed October 10, 2023

Use of Proceeds, page 16

1. We note your response to comment 4. Please clearly disclose whether or not any of the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Form 1-A.

Signatures, page 35

2. We note your response to comment 7 and reissue the comment in full. Please include the signature of your principal accounting officer. Refer to Instructions to Signatures of Form 1-A.

       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Newlan